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Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-215266

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the Securities and Exchange Commission in the United States but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended. This prospectus supplement is not an offer to sell securities and it is not soliciting an offer to buy securities in any U.S. state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 2, 2017

PRELIMINARY PROSPECTUS SUPPLEMENT
(To a Short Form Base Shelf Prospectus Dated January 11, 2017)

Secondary Offering	August 2, 2017

NORBORD INC.

C$    •

    •    Common Shares

           This is an offering (the "Offering") by Brookfield Capital Partners II (OSB) L.P. (the "Selling Shareholder"), a fund managed by Brookfield Asset Management Inc. ("Brookfield"), of    •    common shares ("Common Shares" and collectively, with up to    •    additional Common Shares issuable upon exercise of the Over-Allotment Option (as defined below), the "Offered Shares") of Norbord Inc. ("Norbord" or the "Corporation") at a price of C$    •    per Offered Share (the "Offering Price"). The first cash dividend in which the purchasers of Offered Shares will be entitled to participate, if they continue to own the Common Shares, will be for the third quarter of 2017, expected to be payable on September 21, 2017 to shareholders of record on September 1, 2017.

           Investing in the Common Shares involves risk. Prospective investors should carefully review the risks outlined in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein before purchasing the Offered Shares. See "Risk Factors".

           This offering is made under a multijurisdictional disclosure system adopted by the United States, that permits the Corporation to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

           Prospective investors should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States and Canada may not be described fully herein. Prospective investors should consult their own tax advisors with respect to their particular circumstances. Prospective investors should read the tax discussion beginning on page S-7.

           The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the experts named in this prospectus supplement and the accompanying base shelf prospectus may be residents of Canada and that all or a substantial portion of the Corporation's assets and such persons may be located outside the United States.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Price: C$    •    per Common Share

	Price to Public(1)	Underwriters' Fee(2)	Net Proceeds to the Selling Shareholder(3)

Per Offered Share	C$•	C$•	C$•

Total Offering(4)	C$•	C$•	C$•

(1)
The Offering Price was determined by negotiation between the Selling Shareholder and the Underwriters.

(2)
Pursuant to the terms of the Underwriting Agreement (as defined below), the Selling Shareholder has agreed to pay the Underwriters a cash fee of C$    •    (the "Underwriters' Fee"), representing     •    % of the gross proceeds of the Offering. See "Underwriting".

(3)
After deducting the Underwriters' Fee, but before deducting expenses of the Offering estimated to be C$700,000 which, together with the Underwriters' Fee, will be paid by the Selling Shareholder.

(4)
The Selling Shareholder has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at any time at the sole discretion of the Underwriters until the 30th day following the closing of the Offering, to purchase up to an aggregate of     •    Common Shares on the same terms as set out above solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public and the total Underwriters' Fee would be C$    •    and C$    •    , respectively, and the total net proceeds to the Selling Shareholder (before deducting the expenses of the Offering) would be C$    •    . This prospectus supplement also qualifies the distribution of the Common Shares sold by the Selling Shareholder upon the exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters' over-allotment position acquires those Common Shares under this Prospectus, regardless of whether the Underwriters' over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Underwriting".

           The outstanding Common Shares are listed and quoted for trading on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange ("NYSE") under the symbol "OSB". On August 1, 2017, the last trading day prior to the public announcement of the Offering, the closing prices of the Common Shares on the TSX and the NYSE were C$43.80 and US$34.95, respectively.

           The Selling Shareholder currently owns approximately 20% of the outstanding Common Shares of the Corporation. Upon completion of the Offering, but before giving effect to the Over-Allotment Option, the Selling Shareholder will own    •    Common Shares, representing approximately     •    % of the outstanding Common Shares (approximately     •    % if the Over-Allotment Option is exercised in full). See "Selling Shareholder".

           The Corporation will not receive any proceeds from the Offering.

           The Offered Shares are being offered pursuant to an Underwriting Agreement dated August     •    , 2017 (the "Underwriting Agreement") between the Corporation, the Selling Shareholder and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., TD Securities Inc., CIBC World Markets Inc., and [    •    ] (collectively, the "Underwriters") referred to under "Underwriting".

        The following table sets out the number of additional Common Shares that may be sold by the Selling Shareholder to the Underwriters pursuant to the Over-Allotment Option:

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	•Common Shares	For a period of 30 days from the Closing Date	C$	•

        The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when sold by the Selling Shareholder and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement. In connection with the Offering, and subject to applicable laws, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        In certain circumstances, the Underwriters may offer the Offered Shares at a price lower than the Offering Price in this prospectus supplement. See "Underwriting". The Offering Price has been determined by negotiation between the Selling Shareholder and the Underwriters. The Underwriters propose initially to offer the Offered Shares at the Offering Price. After the Underwriters have made reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce and thereafter change, from time to time, the Offering Price to purchasers to an amount not greater than the Offering Price. See "Underwriting".

        Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this distribution will take place on August 9, 2017 or on such other date as the Corporation, the Selling Shareholder and the Underwriters may agree (the "Closing Date"). The Underwriters expect to deliver the Offered Shares through the book-entry only facilities of CDS Clearing and Depository Services Inc. ("CDS"). The Common Shares have been registered in the CDS book entry system administered by CDS. A purchaser of the Offered Shares will not receive a physical share certificate for its Offered Shares but will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Offered Shares are purchased.

        The Corporation's head and registered office is at 1 Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4.

        The Selling Shareholder is organized under the laws of a foreign (non-Canadian) jurisdiction. The Selling Shareholder has appointed Brookfield, located at Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, as its agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement (the "prospectus supplement") and the accompanying base shelf prospectus dated January 11, 2017 (the "base shelf prospectus"). We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement. This document may only be used where it is legal to sell the Offered Shares.

        No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

        This prospectus supplement together with the short form base shelf prospectus to which it relates dated January 11, 2017, as further amended or supplemented, and each document incorporated by reference in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

        Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates, as amended or supplemented, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Corporate Secretary of Norbord Inc. at 1 Toronto Street, Suite 600, Toronto, Ontario M5C 2W4, telephone (416) 365-0705 and are also available electronically at www.sedar.com.

 IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS

        This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the Offered Shares. The second part, the accompanying base shelf prospectus and the amendments thereto, gives more general information, some of which may not apply to the Offered Shares. Generally, the term "Prospectus" refers to both parts combined.

        As used in this prospectus supplement, unless the context otherwise indicates, references to "we", "us", "our" and the "Corporation" refer to Norbord Inc. and its consolidated subsidiaries.

        If the description of the Offered Shares varies between this prospectus supplement and the accompanying base shelf prospectus, you should rely on the information in this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference in the accompanying base shelf prospectus solely for the purpose of the Common Shares offered hereunder.

        The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

  (a)
  the annual information form of the Corporation for the fiscal year ended December 31, 2016, dated February 2, 2017 (the "AIF");

  (b)
  the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2016 and 2015, together with the notes thereto and the auditors' report thereon;

  (c)
  the management's discussion and analysis of the financial condition and results of operations of the Corporation for the fiscal years ended December 31, 2016 and 2015 (the "MD&A");

  (d)
  the unaudited interim consolidated financial statements of the Corporation for the three and six months ended July 1, 2017 and June 25, 2016;

  (e)
  the management's discussion and analysis of the financial condition and results of operations of the Corporation for the three and six months ended July 1, 2017 and June 25, 2016;

  (f)
  the management proxy circular of the Corporation dated March 3, 2017, relating to the annual meeting of shareholders of the Corporation held on May 2, 2017; and

  (g)
  the template version (as defined in National Instrument 41-101 General Prospectus Requirements ("NI 41 101")) of the term sheet dated August 2, 2017, filed on SEDAR on August 2, 2017 and furnished to the SEC as Exhibit 99.2 to the Form 6-K filed on August 2, 2017 in connection with the Offering (the "Marketing Materials").

        The Corporation's 2016 annual financial statements, annual MD&A and AIF referred to above are contained in its Annual Report on Form 40-F filed with the SEC for the year ended December 31, 2016.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Marketing Materials are not part of this Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus. Any documents of the Corporation of the type described in Item 11.1 of Form 44-101F1—Short Form Prospectus and any "template version" of "marketing materials" (each as defined in NI 41-101), which are required to be filed by us with the securities regulatory authorities in Canada, and filed with, or furnished to, the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement. In addition, any report on Form 6-K filed by the Corporation with the SEC after the date of this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K and its annual report on Form 40-F are available at the SEC's website at www.sec.gov. The information contained on the Corporation's website is not part of this prospectus supplement and is not incorporated by reference in this prospectus supplement despite any references thereto to such documents.

        Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated in this prospectus supplement by reference may be obtained on request without charge from the Assistant Corporate Secretary of Norbord Inc. at Suite 600, 1 Toronto Street, Toronto, Ontario M5C 2W4, Telephone: (416) 365-0705 or by accessing such documents through the Internet on the Corporation's website at www.norbord.com or on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        Certain statements contained in this Prospectus, and in certain documents incorporated by reference in this Prospectus, may constitute forward-looking information and other "forward-looking statements" within the meaning of Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, including documents incorporated by reference, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "target", "outlook", "scheduled", "forecast", "aim", "predict", "project", and similar expressions, as they relate to the Corporation or its management, are intended to identify forward-looking statements. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.

        By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: assumptions in connection with the economic and financial conditions in the United States, Canada, Europe and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and short-term disruption to wood supply; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs; availability of financing; impact of future cross border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other factors discussed in the AIF and other filings with securities regulators in Canada and the United States. The Corporation cautions that the list of risk factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although the Corporation believes it has reasonable basis for making the forward-looking statements included in this Prospectus, readers are cautioned not to place undue reliance on such forward-looking information.

        The Corporation undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Prospectus are expressly qualified by this cautionary statement. New factors emerge from time to time, and it is not possible for the Corporation to predict which factors will arise. In addition, the Corporation cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PRESENTATION OF FINANCIAL INFORMATION

        The Corporation publishes its consolidated financial statements in United States dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to "US$" and "$" are to United States dollars and references to "C$" are to Canadian dollars.

        The Corporation presents its financial statements in accordance with IFRS.

THE CORPORATION

        The Corporation was formed under the Canada Business Corporations Act on December 31, 1998 by the amalgamation of Noranda Forest Inc. and NFI Forest Holdings Ltd. The Corporation filed Articles of Arrangement and Restated Articles of Incorporation on June 30, 2004 to facilitate the transfer of its paper and timber business to a new public company, Fraser Papers Inc. and changed its name from Nexfor Inc. to Norbord Inc. On July 15, 2015, the Corporation filed Articles of Amalgamation amalgamating Norbord Inc. and Ainsworth Lumber Co. Ltd. The registered and principal office of the Corporation is 1 Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4.

        The Corporation's Common Shares are traded on the TSX and the NYSE under the symbol "OSB".

BUSINESS OF THE CORPORATION

        The Corporation is the world's largest producer of oriented strand board ("OSB") with approximately 2,600 employees and 17 plant locations in the United States, Canada and Europe. In addition to OSB, the Corporation manufactures particleboard, medium density fibreboard and related value-added products. As of July 1, 2017, the Corporation had assets of approximately $1.8 billion and for the twelve months ended July 1, 2017, the Corporation had net sales of approximately $1.9 billion.

RECENT DEVELOPMENTS

        On July 28, 2017, the Corporation announced that its board of directors declared a quarterly dividend in the amount of C$0.50 per Common Share, payable on September 21, 2017 to shareholders of record as at the close of business on September 1, 2017. Purchasers of Offered Shares in this Offering will be entitled to participate in such dividend, if they continue to own Common Shares on the record date.

RISK FACTORS

        An investment in the Offered Shares is subject to a number of risks. Before deciding whether to invest in the Offered Shares, investors should consider carefully the risks relating to the Corporation set forth below, in the accompanying base shelf prospectus and in the information incorporated by reference in this Prospectus. Specific reference is made to the sections entitled "Risks and Uncertainties" in the MD&A and the section entitled "Risks of the Business" in the AIF, both of which are incorporated by reference in this prospectus supplement. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently considers immaterial may also affect its business operations. Before making an investment decision, potential investors should carefully consider these risks as well as any other information included or incorporated by reference in this Prospectus.

Risks Relating to the Offered Shares and the Offering

The trading price of the Common Shares may be volatile.

        The trading price of the Common Shares in the open market is subject to volatility and cannot be predicted. Holders of Common Shares may not be able to resell their Common Shares at or above the price at which they purchased their Common Shares due to such trading price fluctuations. The trading price could fluctuate significantly in response to factors both related and unrelated to the Corporation's operating performance and/or future prospects, including, but not limited to: (i) variations in the Corporation's quarterly or annual operating results and financial condition; (ii) changes in government, laws, rules or regulations affecting the Corporation's businesses; (iii) material announcements by the Corporation's competitors; (iv) market conditions and events specific to the industries in which the Corporation operates; (v) changes in general economic conditions; (vi) differences between the Corporation's actual financial and operating results and those expected by investors and analysts; (vii) changes in analysts' recommendations or earnings projections; (viii) changes in the extent of analysts' interest in covering the Corporation; (ix) the depth and liquidity of the market for the Common Shares; (x) dilution from the issuance of additional equity; (xi) investor perception of the Corporation's businesses and industries; (xii) investment restrictions; (xiii) the departure of key executives; (xiv) sales of Common Shares by senior management or significant shareholders; (xv) fluctuations in currency; and (xvi) the materialization of other risks described in this Prospectus or included in the documents incorporated by reference herein.

Investors may experience dilution from future issuances of Common Shares.

        The Corporation's articles of incorporation authorize an unlimited number of Common Shares. The Corporation may undertake offerings of Common Shares and of securities convertible into Common Shares in the future. The increase in the number of Common Shares issued and outstanding and the possibility of sales of such Common Shares may depress the price of the Common Shares. In addition, as a result of the issuance of such additional Common Shares, the voting power of the Corporation's existing holders of Common Shares would be diluted.

There is no assurance that the Corporation will pay any cash dividends on its Common Shares in the future.

        The Corporation's variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Corporation's financial position, results of operations, cash flow, capital requirements and restrictions under the Corporation's revolving bank lines, as well as the market outlook for the Corporation's principal products and broader market and economic conditions, among other factors. Although the Corporation has paid quarterly cash dividends on its Common Shares since June 2013, any future dividends on Common Shares will be determined at the discretion of the board of directors and will depend upon the factors noted above, restrictions imposed by applicable law and other factors that the board of directors deems relevant. The board of directors of the Corporation may amend the Corporation's dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. Realization of a gain on an investment in Common Shares will depend on the appreciation of the price of Common Shares, which may never occur.

Changes in tax laws could affect the Corporation's profitability.

        The Corporation's structure is based on prevailing taxation law and practice in the local jurisdictions in which it operates. Any change in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice in these jurisdictions could subject the Corporation's profits to additional taxation. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in such a manner as to subject the Corporation's profits to additional taxation or otherwise have a material adverse effect on our profitability, results of operations, financial condition or the trading price of the Corporation's securities.

USE OF PROCEEDS

        The Corporation will not receive any proceeds from the Offering. The Selling Shareholder will receive gross proceeds of C$    •    . The estimated net proceeds to the Selling Shareholder from the sale of the Common Shares, after deducting the Underwriters' Fee and the estimated expenses of the Offering of C$700,000, which will be paid by the Selling Shareholder, will be approximately C$    •    .

CONSOLIDATED CAPITALIZATION

        Other than as disclosed herein (including under "Recent Developments" and in the information incorporated by reference herein), there have not been any material changes in the share and loan capital of the Corporation since July 1, 2017, the date of the Corporation's most recently filed financial statements. The Corporation will not receive any proceeds under the Offering. The Offering will not result in any additional material changes to the share and loan capital of the Corporation.

SELLING SHAREHOLDER

        Prior to the Offering, the Selling Shareholder beneficially owned approximately 17,322,897 million Common Shares or approximately 20% of all of the outstanding Common Shares as of August 2, 2017. The Selling Shareholder will sell    •     Common Shares in the Offering, and up to an additional    •    Common Shares if the Underwriters exercise in full the Over-Allotment Option as described under "Underwriting". As a result of the Offering, the Selling Shareholder will own approximately     •    % of the outstanding Common Shares and     •    % if the Over-Allotment Option is exercised in full.

        Prior to the Offering, Brookfield, its affiliates and funds managed by it (including the Selling Shareholder) beneficially owned approximately 53% of the outstanding Common Shares as of August 2, 2017. As a result of the Offering, Brookfield will beneficially own    •    % of the outstanding Common Shares and    •    % if the Over-Allotment Option is exercised in full. No Common Shares were acquired by Brookfield within the two years preceding the date hereof.

 TRADING PRICE AND VOLUME

        The Common Shares are listed on the TSX and the NYSE and trade under the symbol "OSB". The volume of trading and the price range of the Common Shares for the periods indicated are set forth in the following table:

	TSX			NYSE
	High C$	Low C$	Volume	High $	Low $	Volume
2016
August	33.93	30.22	4,539,174	25.82	23.64	271,813
September	33.98	30.55	2,985,093	25.98	23.50	219,511
October	35.47	31.06	4,018,890	26.75	23.20	278,733
November	33.84	28.91	4,963,310	25.20	21.40	622,247
December	36.00	33.21	3,321,103	27.32	24.83	261,907
2017
January	34.71	31.38	2,006,663	26.46	23.68	176,220
February	40.06	32.08	3,120,287	30.49	24.55	361,119
March	39.43	36.1	3,422,587	29.42	27.00	210,742
April	42.49	37.86	3,600,903	31.29	28.38	364,416
May	42.42	38.15	3,190,948	31.10	27.83	342,013
June	41.08	38.00	2,282,412	31.93	28.16	251,077
July	44.45	39.28	2,041,202	35.60	30.49	155,804
August 1	44.65	43.21	367,469	35.65	34.50	42,807

DESCRIPTION OF THE COMMON SHARES

        The Corporation's authorized share capital currently consists of an unlimited number of Common Shares. As of August 1, 2017, there were 86,131,782 Common Shares issued and outstanding. The holders of the Common Shares are entitled to one vote in respect of each Common Share held at all meetings of holders of Common Shares. The holders of the Common Shares are entitled to receive dividends declared by the Corporation in respect of the Common Shares. The holders of the Common Shares will be entitled to receive the remaining property and assets of the Corporation available for distribution, after payment of liabilities, upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary.

 PRIOR SALES

        The following table summarizes the issuances of Common Shares within the twelve month period prior to the date of this prospectus supplement.

Date of Issuance	Description of Transaction	Number of Common Shares or Securities	Price per Common Share (C$)(1)
Aug 3, 2016	Exercise of options	3,302	28.48
Aug 12, 2016	Exercise of options	16,432	11.34
Sep 21, 2016	Issued pursuant to dividend reinvestment plan	872	31.67
Oct 3, 2016	Exercise of options	5,000	12.57
Oct 12, 2016	Exercise of options	3,000	14.93
Nov 29, 2016	Exercise of options	16,000	14.21
Dec 8, 2016	Exercise of options	15,000	6.50
Dec 12, 2016	Exercise of options	40,000	14.93
Dec 13, 2016	Exercise of options	100,000	16.24
Dec 14, 2016	Exercise of options	27,246	15.52
Dec 21, 2016	Issued pursuant to dividend reinvestment plan	3,800	34.91
Dec 23, 2016	Exercise of options	7,500	14.93
Jan 30, 2017	Exercise of options	1,210	9.03
Feb 3, 2017	Exercise of options	5,000	9.96
Feb 14, 2017	Exercise of options	131,776	16.16
Feb 16, 2017	Exercise of options	33,500	22.11
Feb 17, 2017	Exercise of options	40,000	9.96
Feb 21, 2017	Exercise of options	10,000	9.96
Feb 24, 2017	Exercise of options	1,650	11.83
Feb 27, 2017	Exercise of options	5,100	12.36
Feb 28, 2017	Exercise of options	14,475	15.94
Mar 21, 2017	Issued pursuant to dividend reinvestment plan	5,176	38.23
Mar 24, 2017	Exercise of options	2,390	22.88
May 26, 2017	Exercise of options	15,600	11.15
Jun 16, 2017	Exercise of options	1,800	21.44
Jun 21, 2017	Issued pursuant to dividend reinvestment plan	4,613	39.47
July 27, 2017	Exercise of options	30,000	7.65

(1)
Unless otherwise indicated, the price represents the actual exercise price or weighted average exercise price if more than one stock option transaction occurred on the same day.

        In addition, on February 10, 2017, the Corporation granted 190,000 Options to purchase Common Shares at an exercise price of C$34.96. Such grant was the only issuance of securities convertible into Common Shares for the twelve month period prior to the date of this Prospectus.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Torys LLP, counsel to the Corporation, and Goodmans LLP, Canadian counsel to the Underwriters, the following summary describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") to a holder who acquires Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, beneficially owns Offered Shares as capital property, and deals at arm's length with, and is not affiliated with, the Corporation, the Selling Shareholder or their respective affiliates (a "Holder"). The Offered Shares generally will be considered to be capital property to a Holder unless either the Holder holds (or will hold) such Offered Shares in the course of carrying on a business of trading and dealing in securities, or the Holder has acquired (or will acquire) such Offered Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to a Holder: (a) that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (b) an interest in which would be a "tax shelter investment" as defined in the Tax Act; (c) that is a "specified financial institution" as defined in the Tax Act; (d) that has elected to report its "Canadian tax results", as defined in the Tax Act, in a currency other than Canadian currency; (e) that is a corporation resident in Canada (for purposes of the Tax Act) that is or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada (for purposes of the Tax Act) that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident corporation for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act; or (f) that has entered into or will enter into a "derivative forward agreement", as defined in the Tax Act, with respect to the Offered Shares. Any such Holder to which this summary does not apply should consult its own tax advisor with respect to an investment in Offered Shares.

        On July 18, 2017, the Minister of Finance (Canada) released a consultation paper that included an announcement of the Government's intention to amend the Tax Act to increase the amount of tax applicable to passive investment income earned through a private corporation. No specific amendments to the Tax Act were proposed in connection with this announcement. Holders that are private Canadian corporations should consult their own tax advisors.

        This summary is based on the provisions of the Tax Act in force as of the date prior to the date hereof and counsel's understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). No assurance can be given that the Tax Proposals will be enacted as currently proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account, or anticipate any changes in law, whether by legislative, regulatory or judicial action or decision, nor does it address any provincial, territorial or foreign income tax considerations.

        This summary is of a general nature only and should not be construed to be, nor is it intended to be, legal or tax advice or representations to any particular Holder. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the income tax consequences to them having regard to their particular circumstances.

        For purposes of the Tax Act, all amounts, including adjusted cost base, proceeds of disposition and dividends, must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in U.S. dollars generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

Residents of Canada

        The following discussion applies to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, are, or are deemed to be, resident in Canada ("Resident Holders"). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, treat such Offered Shares and every other "Canadian security" (as defined in the Tax Act) as capital property by making an irrevocable election pursuant to subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable having regard to their particular circumstances.

Dividends on Offered Shares

        Dividends received or deemed to be received on the Offered Shares by a Resident Holder who is an individual (other than in respect of certain trusts) will be included in the individual's income and generally will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from "taxable Canadian corporations", as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividend designated as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be limitations on the Corporation's ability to designate all dividends on the Offered Shares as "eligible dividends".

        Dividends received or deemed to be received on Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation's income and generally will also be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income. In general, the refundable tax is refunded when such corporation pays taxable dividends while it is a "private corporation" or "subject corporation".

Dispositions of Offered Shares

        A disposition, or a deemed disposition, of an Offered Share (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Resident Holder generally will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Offered Share to the Resident Holder. For this purpose, the adjusted cost base to a Resident Holder of Offered Shares will be determined at any time by averaging the cost of such Offered Shares with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at that time. Such capital gain (or capital loss) will be subject to the treatment described below under "Taxation of Capital Gains and Capital Losses".

Refundable Tax

        A Resident Holder that is throughout its taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax on certain investment income, including taxable capital gains (as defined below), but excluding dividends or deemed dividends deductible in computing taxable income. In general, the refundable tax is refunded when such corporation pays taxable dividends while it is a "private corporation".

Taxation of Capital Gains and Capital Losses

        Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder for a taxation year must be included in the Resident Holder's income in the year. A Resident Holder is required to deduct one-half of any capital loss (an "allowable capital loss") realized in the year from taxable capital gains realized in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years, or carried forward and deducted in any subsequent taxation year, from net taxable capital gains realized in such years (but not against other income) to the extent and under the circumstances described in the Tax Act.

        If the Resident Holder is a corporation, any such capital loss realized on the disposition of an Offered Share may in certain circumstances be reduced by the amount of any dividends which have been received or which are deemed to have been received on the Offered Share, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. A Resident Holder to whom these rules may be relevant should consult with their own tax advisor.

Alternative Minimum Tax

        Individuals, including certain trusts, are subject to an alternative minimum tax. Generally dividends received or deemed to be received on the Offered Shares and capital gains realized on the disposition of Offered Shares may increase a Resident Holder's liability for alternative minimum tax. Resident Holders should consult with their own tax advisors with respect to the potential application of the alternative minimum tax.

Non-Resident Holders

        The following discussion applies to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, are not, and are not deemed to be, resident in Canada and will not use or hold, and will not be deemed to use or hold, the Offered Shares in, or in the course of, carrying on a business or part of a business in Canada ("Non-Resident Holders"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere; such insurers should consult their own tax advisors.

Dividends on Offered Shares

        Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable income tax treaty or convention) will be payable on dividends on Offered Shares paid or credited, or deemed to be paid or credited, to a Non-Resident Holder. The rate of withholding tax applicable to a dividend paid on Offered Shares to a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the "Convention"), beneficially owns the dividend and qualifies for full benefits under the Convention generally will be reduced to 15%. Not all persons who are residents of the United States for purposes of the Convention will qualify for full benefits under the Convention. A Non-Resident Holder who is a resident of the United States is advised to consult the Non-Resident Holder's tax advisor in this regard. The rate of withholding tax on dividends may also be reduced under certain other bilateral income tax treaties or conventions to which Canada is a signatory.

Dispositions of Offered Shares

        A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Offered Shares unless the Offered Shares constitute or are deemed to constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

        Generally, the Offered Shares will not be taxable Canadian property of a Non-Resident Holder at a particular time, provided that (1) the Offered Shares are listed at that time on a "designated stock exchange" (as defined in the Tax Act, which currently includes the TSX and the NYSE); and (2) at no time during the 60-month period that ends at the particular time both (a) (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm's length, (iii) partnerships in which such person(s) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of (i) to (iii), held 25% or more of the shares of any class of the share capital of the Corporation; and (b) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Tax Act), (iii) "timber resource properties" (as defined in the Tax Act), or (iv) options in respect of, interests in, or for civil law rights in, any of the foregoing property, whether or not the property exists. Offered Shares may also be deemed to constitute taxable Canadian property to a Non-Resident Holder in certain circumstances specified under the Tax Act.

        If the Offered Shares are considered to be, or are deemed to be, taxable Canadian property of a Non-Resident Holder, the tax consequences of realizing a capital gain on the disposition of such Offered Shares as described above under the heading "Residents of Canada—Taxation of Capital Gains and Capital Losses" generally will apply, subject to the Non-Resident Holder being entitled to relief under the provisions of an applicable income tax treaty or convention.

        Non-Resident Holders whose Offered Shares are taxable Canadian property should consult with their own tax advisors for advice having regard to their particular circumstances.

 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

        The following is a discussion of the U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of Offered Shares acquired pursuant to this prospectus supplement. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to U.S. Holders that hold Offered Shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to shareholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, partnerships and other pass-through entities and investors therein, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, regulated investment companies, real estate investment trusts, tax-exempt organizations (including private foundations), tax-qualified retirement plans, persons subject to the alternative minimum tax, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons holding Offered Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment, persons that directly, indirectly or constructively own or will own 10% or more of the voting shares of the Corporation, and persons who acquired their Offered Shares through stock option or stock purchase plan programs or in other compensatory arrangements.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Offered Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Entities or arrangements treated as partnerships for U.S. federal income tax purposes and their partners are urged to consult their tax advisers regarding the tax consequences of owning and disposing of Offered Shares.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Offered Shares that is: (i) a citizen or an individual who is a resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state or political subdivision thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISER TO DETERMINE THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF OFFERED SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. INCOME AND OTHER TAX LAWS).

Taxation of Distributions

        Subject to the passive foreign investment company ("PFIC") rules discussed below, the gross amount of a distribution paid to a U.S. Holder with respect to Offered Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder's gross income as dividend income to the extent that the distribution is paid out of the Corporation's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds the Corporation's current and accumulated earnings and profits, it will be treated first as a non-taxable return of a U.S. Holder's tax basis in its Offered Shares, and to the extent the amount of the distribution exceeds such U.S. Holder's tax basis, the excess will be taxed as capital gain. The Corporation currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, U.S. Holders should expect that distributions will be reported as dividends for U.S. federal income tax purposes.

        Dividends received by individuals and other non-corporate U.S. Holders with respect to Offered Shares readily tradable on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and the Corporation is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Offered Shares will not be eligible for the dividends-received deduction generally allowed to corporations. U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules to their particular circumstances.

        Dividends paid by the Corporation generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder's foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by the Corporation with respect to Offered Shares generally will constitute "passive category income" for foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Offered Shares

        Subject to the PFIC rules discussed below, a U.S. Holder will recognize taxable gain or loss upon the sale, exchange, or other taxable disposition of an Offered Share equal to the difference, if any, between the amount realized for the Offered Share and the U.S. Holder's tax basis in such Offered

Share. The gain or loss will be capital gain or loss. Non-corporate U.S. Holders, including individual U.S. Holders that have held Offered Shares for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Corporation Considerations

        Certain adverse tax consequences could apply to a U.S. Holder if the Corporation were treated as a PFIC for any taxable year during which the U.S. Holder held Offered Shares. A non-U.S. corporation, such as the Corporation, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of its assets (by value, determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, passive income generally includes, for example, dividends, interest, certain rents and royalties, net gains from the sale or exchange of property producing such income, and certain gains from commodities transactions. Based on the current and expected composition of its income and assets, the Corporation believes that it was not a PFIC for the taxable year ending December 31, 2016, nor does it expect to become a PFIC in the current taxable year or for the foreseeable future. However, the determination as to whether the Corporation is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, is not determinable until after the end of such taxable year, and will depend on the Corporation's assets and income in such year. Because of the above described uncertainties, there can be no assurance that the Internal Revenue Service ("IRS") will not successfully challenge the Corporation's position or that the Corporation will not be treated as a PFIC for any taxable year.

        If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder held Offered Shares, gain recognized by such U.S. Holder upon the sale or other taxable disposition of the Offered Shares would be allocated ratably over the U.S. Holder's holding period for the Offered Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before the Corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Offered Shares were to exceed 125% of the average of the annual distributions on the Offered Shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. Subject to certain exceptions, if the Corporation were classified as a PFIC in any taxable year, a U.S. Holder generally would be required to file an annual information return on IRS Form 8621 with such U.S. Holder's U.S. federal income tax return. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to an investment in Offered Shares.

Receipt of Foreign Currency

        The U.S. dollar value of any distribution on Offered Shares made in Canadian dollars generally will be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of the actual or constructive receipt of such distribution by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss to a U.S. Holder and generally will be U.S.-source income or loss for U.S. foreign tax credit limitation purposes. U.S. Holders are urged to consult their tax advisers regarding the U.S. federal income tax consequences of receiving distributions on Offered Shares in Canadian dollars. The considerations set forth in this paragraph are not relevant for U.S. Holders that receive distributions on Offered Shares in U.S. dollars.

Foreign Financial Asset Reporting

        Certain U.S. Holders holding "specified foreign financial assets" (which generally include stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being specified foreign financial assets with an aggregate value in excess of (i) US$50,000 on the last day of the taxable year or (ii) US$75,000 at any time during the taxable year) are required to report information relating to such assets. Significant penalties may apply for the failure to satisfy these reporting obligations. U.S. Holders are urged to consult their tax advisers regarding the reporting obligations, if any, that would result from their investment in Offered Shares.

Additional Tax on Net Investment Income

        Certain U.S. Holders that are individuals, estates, or trusts may be subject to an additional 3.8% tax on the lesser of (i) the excess of their "modified adjusted gross income" (or "adjusted gross income" in the case of estates and trusts) over certain thresholds and (ii) their "net investment income" (or "undistributed net investment income" in the case of estates and trusts). Net investment income generally will include dividend income and net gain from the disposition of Offered Shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the implications of the additional 3.8% tax for the ownership and disposition of Offered Shares.

Information Reporting and Backup Withholding

        Distributions with respect to Offered Shares and proceeds from the sale, exchange, or other disposition of Offered Shares may be subject to information reporting to the IRS and possible U.S. backup withholding, currently at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an Underwriting Agreement dated August     •    , 2017, the Selling Shareholder has agreed to sell to the underwriters named below, for whom RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., TD Securities Inc. and CIBC World Markets Inc. are acting as representatives (the "Representatives"), the following respective numbers of Common Shares:

Underwriter	Number of Common Shares
RBC Dominion Securities Inc.	•
BMO Nesbitt Burns Inc.	•
Merrill Lynch Canada Inc.	•
Scotia Capital Inc.	•
TD Securities Inc.	•
CIBC World Markets Inc.	•
Total	•

        The offering price of C$    •    will be payable in cash to the Selling Shareholder against delivery on or about August 9, 2017 (the "Closing Date").

        The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the Offered Shares if any are purchased. The Underwriting Agreement also provides that if an Underwriter defaults, the purchase commitments of the non-defaulting Underwriters may be increased or the offering of the Offered Shares may be terminated.

        The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Such events include: (i) an inquiry, action, suit, investigation or other proceeding commenced or threatened or any other order made or issued under or pursuant to any law of Canada or the United States or by any other regulatory authority or stock exchange (except any such proceeding or order that is based solely upon the activities of any of the Underwriters), or any change of law or the interpretation or administration thereof, which in such underwriter's opinion, acting reasonably, would prevent, suspend, delay, restrict or adversely affect the trading in or the distribution of the Offered Shares or any other securities of the Corporation in any of the Qualifying Jurisdictions (as defined in the Underwriting Agreement) or in the United States; (ii) the occurrence of any event, action, state, condition or occurrence of national or international consequence or any action, governmental law or regulation, enquiry or other occurrence of any nature whatsoever, which, in such underwriter's sole opinion in its absolute discretion, acting reasonably, might be expected to have a significant adverse effect on the market price or value of the Offered Shares, including, without limitation, the outbreak or escalation of hostilities involving the United States or Canada or the declaration by the United States or Canada of a national emergency or war or the occurrence of any other calamity or crisis in the United States, Canada or elsewhere; (iii) the occurrence or discovery by the Underwriters or the announcement by the Corporation of any material change or a change in any material fact which results or, in the sole opinion of such underwriter, acting reasonably, might be expected to result, in the purchasers of a material number of Offered Shares exercising their right under applicable legislation to withdraw from their purchase of Offered Shares or, in the sole opinion of such underwriter, might reasonably be expected to have a significant adverse effect on the market price or value of the Offered Shares or make it impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Shares on the terms and in the manner contemplated by the Underwriting Agreement and this Prospectus; (iv) the suspension or material limitation in trading in securities generally on the NYSE or the TSX or the suspension or material limitation of trading in the Corporation's securities on the NYSE or the TSX; (v) the declaration of a general moratorium on commercial banking by either Canadian, U.S. Federal or

New York State authorities; and (vi) the material disruption in commercial banking or securities settlement or clearance services in Canada or the United States, which, in each such instance, the effect is such as to make it, in the judgment of such underwriter, acting reasonably, impractical or inadvisable to proceed with the offer, sale or delivery of the Offered Shares as contemplated by the Underwriting Agreement and this Prospectus. The distribution price of the Offered Shares was determined by negotiation between the Selling Shareholder and the Underwriters.

        The Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase the Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

        Subject to the foregoing, the Selling Shareholder has proportionately granted to the Underwriters the Over-Allotment Option, whereby they may purchase up to an additional     •    Common Shares, being a number equal to     •    % of the number of Common Shares sold in the Offering on the same terms set forth above, for the sole purpose of covering over-allotments and for market stabilization purposes permitted pursuant to applicable Canadian and U.S. securities laws. The Over-Allotment Option may be exercised at any time and from time to time, in whole or in part on one or more occasions, on or before the thirtieth day following the Closing Date (the closing of which is subject to the limitations contained in the Underwriting Agreement). This prospectus supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Common Shares issuable upon the exercise of the Over-Allotment Option.

        Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice.

        The offering of the Offered Shares is being made in all the provinces and territories of Canada and in the United States pursuant to a multijurisdictional disclosure system adopted by the United States and Canada. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No sales will be effected in any province or territory of Canada except by brokers or dealers duly registered under the laws of such province or territory, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province or territory.

        The Underwriters propose to offer the Offered Shares initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of    •    % per Offered Share. After the initial public offering, the Underwriters may change the public offering price and concession to brokers/dealers.

        After a reasonable effort has been made to sell all of the Offered Shares at the offering price on the cover page of this prospectus supplement, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Offered Shares are offered, provided that the Offered Shares are not at any time offered at a price greater than the offering price on the cover page of this prospectus supplement. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Selling Shareholder.

        The following table shows the underwriting fees and commissions that the Selling Shareholder is to pay to the Underwriters in connection with the Offering (expressed as a percentage of the Offering Price of the Offered Shares).

Paid by the Selling Shareholder
Per Offered Share	•	%

        The Selling Shareholder will pay all expenses of the Offering. The Selling Shareholder estimates that the "out of pocket" expenses for the Offering, including filing, printing fees and legal and accounting expenses, but not the underwriting fees and commissions, will be approximately C$700,000.

        In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Shares. Specifically, the Underwriters may sell a greater principal amount of Offered Shares than they are required to purchase in connection with the offering of the Offered Shares, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Offered Shares in the open market to cover syndicate short positions or to stabilize the price of the Offered Shares. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Offered Shares in the offering of the Offered Shares, if the syndicate repurchases previously distributed Offered Shares in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Offered Shares above independent market levels. Neither the Corporation, the Selling Shareholder nor any of the Underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Offered Shares. The Underwriters are not required to engage in any of these transactions and may end any of them at any time.

        The Underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the Underwriters a portion of the underwriting commission received by it because the Underwriters have repurchased Offered Shares sold by or for the account of such other underwriter in stabilizing or short-covering transactions.

        In the Underwriting Agreement, each of the Corporation and the Selling Shareholder have agreed, without the prior written consent of the Representatives, on behalf of the Underwriters, such consent not to be unreasonably withheld, for period ending 90 days after the date of this prospectus supplement (the "Lock-Up Period"), such party will not (i) directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Common Share or any security convertible into, or exercisable or exchangeable for, any Common Shares, or make any public announcement of any of the foregoing or (ii) otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Common Share or any security convertible into, or exercisable or exchangeable for, any Common Shares, whether or not such transaction is to be settled by delivery of such securities, other securities, cash or other consideration, other than pursuant to the Offering and in the case of the Corporation other than (A) to convert or exchange convertible or exchangeable securities outstanding on the date hereof, (B) for the exercise of currently outstanding options, (C) pursuant to the Corporation's dividend reinvestment plan, (D) for purposes of directors', officers' or employee incentive plans in effect at the date hereof, and (E) Common Shares or any security convertible into, or exercisable or exchangeable for, any Common Shares issued in connection with acquisitions, mergers, combinations, consolidations, amalgamations, plans of arrangement, take-over bids, tender offers or any other similar transactions, in an amount not to exceed 5% of the outstanding Common Shares of the Corporation at the time of such acquisition, merger, combination, consolidation, amalgamation, plan of arrangement, take-over bid, tender offer or other similar transaction, provided that this paragraph shall apply to any such securities issued pursuant to this clause (E) during the Lock-Up Period as if such securities had been issued and outstanding as of the of the filing of this prospectus supplement.

        Each of the Corporation and the Selling Shareholder has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

        On the Closing Date, the Underwriters expect to deliver the Offered Shares through the book-entry only facilities of CDS. A purchaser of the Common Shares will not receive a physical share certificate for its Common Shares but will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Common Shares are purchased.

        The Offered Shares offered by the Prospectus may not be offered or sold, directly or indirectly, nor may the Prospectus or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession the Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of the Prospectus. The Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any Offered Shares offered by the Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

        Certain of the Underwriters and their affiliates have provided in the past to the Corporation, the Selling Shareholder and their affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for the Corporation, the Selling Shareholder and their affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

        In addition, from time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of the Corporation, the Selling Shareholder and their affiliates. The Underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

LEGAL MATTERS

        The validity of the Common Shares being offered hereby will be passed upon for the Corporation by Torys LLP of Toronto, Ontario, and New York, New York, with respect to certain matters of Canadian law and of United States law, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP of Toronto, Ontario, with respect to certain matters of United States law and Goodmans LLP of Toronto, Ontario, with respect to certain matters of Canadian law. As at August 2, 2017, the partners and associates of each of Torys LLP and Goodmans LLP owned beneficially as a group, directly or indirectly, less than 1% of the Corporation's outstanding shares.

 INDEPENDENT AUDITORS

        KPMG LLP are the auditors of the Corporation and have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant US professional and regulatory standards.

Base Shelf Prospectus

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Assistant Corporate Secretary of Norbord Inc. at 1 Toronto Street, Suite 600, Toronto, Ontario M5C 2W4, telephone (416) 365-0705 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	January 11, 2017

NORBORD INC.

US$500,000,000

Common Shares
Debt Securities
Subscription Receipts

During the 25-month period that this short form base shelf prospectus, including any amendments hereto (this "Prospectus"), remains effective, Norbord Inc. (the "Corporation") may from time to time offer and sell the following securities or any combination thereof: (i) common shares (the "Common Shares"), including those beneficially owned by certain selling shareholders, which may also be offered and sold by such selling shareholders, (ii) secured or unsecured debt securities which may be issuable in series and/or convertible into or exchangeable for Common Shares (collectively, "Debt Securities") and (iii) subscription receipts ("Subscription Receipts" and, together with the Common Shares and Debt Securities, the "Securities"). The Corporation and/or the selling shareholders may offer and sell the Securities in one or more series or offerings, with an initial offering price of such Securities, in the aggregate, of up to US$500,000,000 (or the equivalent in other currencies or currency units). The Securities may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in one or more prospectus supplements (each a "Prospectus Supplement") to be delivered to purchasers together with this Prospectus, and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the issue price and any other specific terms, (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in U.S. dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Corporation or the holders, any terms for sinking fund payments, the ranking of the Debt Securities relative to the other debt of the Corporation and the terms of the subordination of any subordinated Debt Securities, whether or not the Debt Securities will be secured or unsecured, any listing on a securities exchange, the offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms and (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus.

The head and registered office of the Corporation is located at 1 Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), ANY U.S. STATE SECURITIES COMMISSION, OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY, NOR HAS THE COMMISSION, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with the Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and thus may not be comparable to financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be described fully herein. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement of which this Prospectus forms a part, or in any Prospectus Supplement hereto, may be residents of Canada and that all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States.

The Corporation or one or more selling shareholders may sell the Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to each offering of Securities will identify each person who may be deemed to be an underwriter with respect to such Securities and will set forth

i

the terms of the offering of such Securities, including, to the extent applicable, the initial public offering price, the proceeds to the Corporation and/or the applicable selling shareholder(s), the portion of expenses borne by the Corporation and/or the applicable selling shareholder(s), the underwriting commissions and any other concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to each offering of Securities sold to or through underwriters will be named in the related Prospectus Supplement. In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Debt Securities will not be offered or sold in the United States. See "Plan of Distribution".

The outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "OSB".

There is no market through which the Debt Securities or Subscription Receipts may be sold and purchasers may not be able to resell Debt Securities or Subscription Receipts purchased under this Prospectus. This may affect the pricing of the Debt Securities or Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities or Subscription Receipts, and the extent of issuer regulation. See "Risk Factors—Risks Relating to the Debt Securities" and "Risk Factors—Risks Relating to the Subscription Receipts".

There are certain risks inherent in an investment in Securities and in the activities of the Corporation. Prospective investors should carefully consider these risk factors before purchasing any Securities. See "Risk Factors".

Certain of the earnings coverage ratios provided in this Prospectus are less than one-to-one. See "Earnings Coverage" for further details.

ii

iii

GENERAL INFORMATION

        In this Prospectus, "Norbord", "we", "us" and "our" refer collectively to the Corporation and its consolidated subsidiaries, unless the context otherwise requires. All references in this Prospectus to "dollars", "$" or "US$" are to United States dollars unless otherwise noted. All references to "Canadian dollars" or "C$" are to Canadian dollars. The Corporation's financial statements incorporated herein by reference have been prepared in accordance with IFRS. The Corporation publishes its financial statements in U.S. dollars.

        Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus. The Corporation has not authorized any other person to provide prospective investors with different information. If a prospective investor is provided with different or inconsistent information, such investor should not rely on it. The Corporation is not making an offer to sell in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Securities.

AVAILABLE INFORMATION

        The Corporation has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form F-10 relating to the Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.

        The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning the Corporation can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the Commission at l-800-SEC-0330 for further information on the public reference room. Certain of the Corporation's filings are also electronically available from the Commission's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this Prospectus, and in certain documents incorporated by reference in this Prospectus, may constitute forward-looking information and other "forward-looking statements" within the meaning of Canadian and United States securities laws. When used in this document, including documents incorporated by reference, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "target", "outlook", "scheduled", "forecast", "aim", "predict", "project", and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.

        By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: assumptions in connection with the economic and financial conditions in the US, Canada, Europe and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; effects of currency exposures and exchange rate fluctuations; and other factors discussed in the AIF (as defined below) as well as the Corporation's annual report and other filings with securities regulators in Canada and the United States. The Corporation cautions that the list of risk factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although the Corporation believes it has reasonable basis for making the forward-looking statements included in this Prospectus, readers are cautioned not to place undue reliance on such forward-looking information.

        The Corporation undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Prospectus are expressly qualified by this cautionary statement. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, as filed with the various securities commissions or similar authorities in the provinces and territories of Canada, and filed with, or furnished to, the Commission, are specifically incorporated by reference into and form an integral part of this Prospectus:

  •
  the annual information form of the Corporation dated January 27, 2016 (the "AIF");

  •
  the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2015 and 2014, together with the notes thereto and the auditors' report thereon;

  •
  the management's discussion and analysis of the financial condition and result of operations of the Corporation for the fiscal years ended December 31, 2015 and 2014 (the "MD&A");

  •
  the unaudited consolidated interim financial statements of the Corporation for the three and nine month periods ended September 24, 2016 and September 26, 2015, together with the notes thereto;

  •
  the management's discussion and analysis of the financial condition and result of operations of the Corporation for the three and nine month periods ended September 24, 2016 and September 26, 2015; and

  •
  the management proxy circular of the Corporation dated March 2, 2016, relating to the annual meeting of shareholders of the Corporation held on April 29, 2016.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Any documents of the Corporation of the type described in item 11.1 of Form 44-101F1—Short Form Prospectus, and any "template version" of "marketing materials" (each as defined in National Instrument 41-101—Distribution Requirements ("NI 41-101")), that are required to be filed by the Corporation with the securities regulatory authorities in Canada, after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus. In addition, any report on Form 6-K or Form 40-F filed by the Corporation with the Commission after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K and its annual report on Form 40-F are available at the Commission's website at www.sec.gov.

        Upon a new annual information form and new interim or annual financial statements being filed with and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous interim or annual financial statements and all material change reports and information circulars filed prior to the commencement of the then-current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for purposes of the offering of Securities covered by that Prospectus Supplement.

        Copies of the documents incorporated in this Prospectus by reference may be obtained on request without charge from the Assistant Corporate Secretary of Norbord Inc. at Suite 600, 1 Toronto Street, Toronto, Ontario M5C 2W4, Telephone: (416) 365-0705 or by accessing such documents through the Internet on the Corporation's website at www.norbord.com or on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

THE CORPORATION

        The Corporation was formed under the Canada Business Corporations Act on December 31, 1998 by the amalgamation of Noranda Forest Inc. and NFI Forest Holdings Ltd. The Corporation filed Articles of Arrangement and Restated Articles of Incorporation on June 30, 2004 to facilitate the transfer of its paper and timber business to a new public company, Fraser Papers Inc. and changed its name from Nexfor Inc. to Norbord Inc. The Corporation filed Articles of Amendment on October 16, 2009 in connection with its one for ten share consolidation effective the same date. On July 15, 2015, the Corporation filed Articles of Amalgamation amalgamating Norbord Inc. and Ainsworth Lumber Co. Ltd. ("Ainsworth"). The registered and principal office of the Corporation is 1 Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4.

        The Corporation's Common Shares are traded on the TSX and the NYSE under the symbol "OSB".

BUSINESS OF THE CORPORATION

        The Corporation is the world's largest producer of oriented strand board ("OSB") with approximately 2,600 employees and 17 plant locations in the United States, Canada and Europe. In addition to OSB, the Corporation manufactures particleboard, medium density fibreboard and related value-added products. As of December 31, 2015, the Corporation had assets of more than $1.6 billion and for the year ended December 31, 2015, had net sales of more than $1.5 billion.

CONSOLIDATED CAPITALIZATION

        Other than as disclosed herein (including in the information incorporated by reference herein), there have not been any material changes in the share and loan capital of the Corporation since September 24, 2016, the date of the Corporation's most recently filed financial statements.

USE OF PROCEEDS

        Unless otherwise stated in the applicable Prospectus Supplement accompanying this Prospectus, the Corporation expects to use the net proceeds of the sale of Securities by the Corporation for general corporate purposes. The Corporation will not receive any proceeds from the sale of Common Shares sold by any selling shareholder under this Prospectus.

SELLING SHAREHOLDERS

        This Prospectus may also, from time to time, relate to the offering of Common Shares by way of a secondary offering by certain selling shareholders. The terms under which Common Shares will be offered by selling shareholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Common Shares by selling shareholders will include, without limitation, where applicable: (i) the names of the selling shareholders; (ii) the number of Common Shares owned, controlled or directed by each such selling shareholder; (iii) the number of Common Shares being distributed for the account of each such selling shareholder; (iv) the number or amount of securities of the Corporation of any class to be owned, controlled or directed by the selling shareholders after the distribution and the percentage that number or amount represents out of the total number of outstanding Common Shares; (v) whether the securities referred to above are owned by the selling shareholders both of record and beneficially, of record only, or beneficially only; (vi) if any selling shareholder purchased any of the Common Shares held by it in the 24 months preceding the date of the applicable Prospectus Supplement, the date or dates such selling shareholder acquired the Common Shares; and (vii) if any selling shareholder acquired the Common Shares held by it in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to such selling shareholder in the aggregate and on a per security basis.

DESCRIPTION OF THE COMMON SHARES

        The Corporation's authorized share capital currently consists of an unlimited number of Common Shares. As of the date hereof, there are 85,829,492 Common Shares issued and outstanding. The holders of the Common Shares are entitled to one vote in respect of each Common Share held at all meetings of holders of Common Shares. The holders of the Common Shares are entitled to receive a dividend declared by the Corporation in respect of the Common Shares. The holders of the Common Shares will be entitled to receive the remaining property and assets of the Corporation available for distribution, after payment of liabilities, upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary.

DESCRIPTION OF THE DEBT SECURITIES

        The material terms of any Debt Securities offered by the Corporation will be described in a Prospectus Supplement. The Debt Securities will not be offered or sold in the United States.

        The Debt Securities will be senior or subordinated indebtedness of the Corporation and may be secured or unsecured. The Debt Securities will be issued under one or more indentures (each, a "Debt Indenture"), in each case between the Corporation and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee in Canada. The statements made hereunder and in any applicable Prospectus Supplement relating to any Debt Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Debt Indenture. The Corporation will file a copy of each Debt Indenture on SEDAR and EDGAR entered into in connection with an offering of Debt Securities.

        The specific terms of Debt Securities that are issued under this Prospectus will be described in one or more Prospectus Supplements and may include, where applicable, the specific designation, aggregate principal amount, denomination (which may be in U.S. dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Corporation or the holders, any terms for sinking fund payments, the ranking of the Debt Securities relative to the other debt of the Corporation and the terms of the subordination of any subordinated Debt Securities, whether or not the Debt Securities will be secured or unsecured, any listing on a securities exchange, the offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms.

        The Debt Securities may, at the option of the Corporation, be issued in fully registered form or in bearer form, may be issued in "book-entry only" form and may be certificated or uncertificated.

DESCRIPTION OF THE SUBSCRIPTION RECEIPTS

        The material terms of any class or series of Subscription Receipts offered by the Corporation will be described in a Prospectus Supplement.

        Subscription Receipts may be offered separately or together with Common Shares and may be exchanged by the holders thereof for Common Shares upon the satisfaction of certain conditions. Subscription Receipts will be issued under a subscription receipt agreement between the Corporation and an escrow agent. The statements below and in any applicable Prospectus Supplement relating to any subscription receipt agreement and the Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof, are not complete, and are subject to, and qualified by reference to all provisions of the applicable subscription receipt agreement and the related Subscription Receipts. The applicable Prospectus Supplement will include details of the subscription receipt agreement with respect to the Subscription Receipts being offered. Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for the terms and other information with respect to the offering of the Subscription Receipts being offered thereby. The Corporation will file a copy of each subscription receipt agreement and related form of Subscription Receipts on SEDAR and EDGAR entered into in connection with an offering of Subscription Receipts.

        The particular terms and provisions of each issue of Subscription Receipts providing for the issuance of Common Shares on the exchange of Subscription Receipts will be described in the related Prospectus Supplement and may include the number of Subscription Receipts and the price at which they will be issued and whether the price is payable in instalments, any conditions to the exchange of Subscription Receipts into Common Shares and the consequences of such conditions not being satisfied, the procedures for the exchange of the Subscription Receipts into Common Shares, the number of Common Shares that may be exchanged upon exercise of each Subscription Receipt, the dates or period during which the Subscription Receipts may be exchanged into Common Shares, whether such Subscription Receipts will be listed on any securities exchange, and any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts.

        Subscription Receipts may, at the option of the Corporation, be issued in fully registered form or in bearer form, may be issued in "book-entry only" form and may be certificated or uncertificated.

EARNINGS COVERAGE

        The information contained in this section was derived from the Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2015 and the Corporation's unaudited consolidated interim financial statements for the three and nine month periods ended September 24, 2016, each of which is incorporated by reference in this Prospectus.

        The Corporation's finance costs (excluding net interest expense on net pension obligation) were $54 million for the 12-months ended December 31, 2015 and $52 million for the 12-months ended September 24, 2016. The Corporation's earnings before finance costs and income tax for the 12-months then ended was a loss of $29 million and earnings of $225 million, respectively, which is—0.5 times and 4.3 times the Corporation's finance costs for these respective periods.

        The Corporation's earnings before finance costs and income tax for the 12-months ended December 31, 2015 noted above includes a number of unusual charges incurred in the first and second quarters of 2015 related to the merger of the Corporation and Ainsworth completed on March 31, 2015 and concurrent debt refinancing. The Corporation views Adjusted EBITDA as more representative of the Corporation's ability to cover ongoing financing requirements, which excludes these unusual merger and refinancing related charges and includes certain other adjustments. The Corporation's Adjusted EBITDA for the 12-months ended December 31, 2015 and September 24, 2016 was $122 million and $327 million, respectively. Based on these supplemental figures, the Corporation's adjusted earnings coverage ratios are 2.3 times and 6.3 times the Corporation's finance costs for these respective periods.

        Adjusted EBITDA is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. A description of this non-IFRS financial measure and a reconciliation to the most directly comparable IFRS financial measure is provided in the Corporation's management's discussion and analysis for the fiscal years ended December 31, 2015 and 2014 and the management's discussion and analysis for the three and nine month periods ended September 24, 2016 and September 26, 2015, incorporated by reference in this Prospectus.

PLAN OF DISTRIBUTION

        The Corporation and the selling shareholders (as applicable) will sell the Securities to or through underwriters or dealers or purchasers directly or through agents. The Securities may be sold from time to time in one or more transactions. The Debt Securities will not be offered or sold in the United States.

        A Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities, the proceeds to the Corporation or any selling shareholder, as the case may be, from the sale of the Securities, any initial public offering price, the expenses of the offering, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers.

        In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation and/or the selling shareholder(s) (if applicable) to indemnification by the Corporation and/or the such selling shareholder(s) against certain liabilities including liabilities under securities legislation, or to contribution with respect to payments that they may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Corporation and/or such selling shareholder(s) in the ordinary course of business.

        Each series of Securities (other than a secondary offering of Common Shares by a selling shareholder) will be a new issue of securities. Certain broker-dealers may make a market in the Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in any of the Securities or as to the liquidity of the trading market for such Securities.

RISK FACTORS

        Investing in Securities involves risk. Investors should carefully consider the risks and uncertainties described in the Corporation's AIF, including under the heading "Risk Factors", and in the MD&A, each of which is incorporated by reference in this Prospectus, as well as the other information contained and incorporated by reference in this Prospectus. These risks and uncertainties are not the only ones facing the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations. If any of such risks actually occur, the Corporation's business, financial condition, liquidity and operating results could be materially adversely affected.

        A Prospectus Supplement applicable to the offering of Securities will also contain a discussion of the risks applicable to the particular offering of Securities. Before making an investment decision, potential investors should carefully consider these risks as well as any other information included or incorporated by reference in this Prospectus and any Prospectus Supplement.

Risks Relating to Common Shares

        An investment in Common Shares involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, those described in a Prospectus Supplement applicable to the particular offering of Common Shares as well as any other information included or incorporated by reference in this Prospectus and any Prospectus Supplement.

Stock exchange prices.

        The trading price of the Common Shares in the open market is subject to volatility and cannot be predicted. Holders of Common Shares may not be able to resell their Common Shares at or above the price at which they purchased their Common Shares due to such trading price fluctuations. The trading price could fluctuate significantly in response to factors both related and unrelated to the Corporation's operating performance and/or future prospects, including, but not limited to: (i) variations in the Corporation's quarterly or annual operating results and financial condition; (ii) changes in government laws, rules or regulations affecting the Corporation's businesses; (iii) material announcements by the Corporation's competitors; (iv) market conditions and events specific to the industries in which the Corporation operates; (v) changes in general economic conditions; (vi) differences between the Corporation's actual financial and operating results and those expected by investors and analysts; (vii) changes in analysts' recommendations or earnings projections; (viii) changes in the extent of analysts' interest in covering the Corporation and its publicly-traded affiliates; (ix) the depth and liquidity of the market for the Common Shares; (x) dilution from the issuance of additional equity; (xi) investor perception of the Corporation's businesses and industries; (xii) investment restrictions; (xiii) the departure of key executives; (xiv) sales of Common Shares by senior management or significant shareholders; and (xv) the materialization of other risks described or included information included or incorporated by reference in this Prospectus and any Prospectus Supplement.

Dilution.

        The Corporation may undertake additional offerings of Common Shares and of securities convertible into Common Shares in the future. The increase in the number of Common Shares issued and outstanding and the possibility of sales of such Common Shares may depress the price of the Common Shares. In addition, as a result of the issuance such additional Common Shares, the voting power of the Corporation's existing holders of Common Shares will be diluted.

Risks Relating to Debt Securities

        An investment in Debt Securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, those described in a Prospectus Supplement applicable to the particular offering of Debt Securities as well as any other information included or incorporated by reference in this Prospectus and any Prospectus Supplement.

There is currently no existing trading market for the Debt Securities.

        There is currently no market through which the Debt Securities may be sold and purchasers of Debt Securities may not be able to resell the Debt Securities purchased under this Prospectus and the accompanying Prospectus Supplement. In addition, no Debt Securities will be sold into the U.S. market. There can be no assurance that an active trading market will develop for the Debt Securities after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities and the extent of issuer regulation.

        The public offering prices of the Debt Securities may be determined by negotiation between the Corporation and underwriters based on several factors and may bear no relationship to the prices at which the Debt Securities will trade in the public market subsequent to such offering. See "Plan of Distribution".

Foreign currency risks.

        An investment in Debt Securities that are denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market.

        These risks will vary depending on the currency or currencies involved. This Prospectus does not describe all the risks of an investment in Debt Securities that are denominated or payable in foreign currencies. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than Canadian dollars. Such Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Credit ratings.

        There is no assurance that any credit rating, if any, assigned to the Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.

Interest rate risks.

        Prevailing interest rates will affect the market price or value of the Debt Securities. Generally, the market price or value of the Debt Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Ranking of the Debt Securities.

        The Debt Securities may or may not be secured by any assets of the Corporation. The ranking of the Debt Securities relative to the other debt of the Corporation, the terms of the subordination of any subordinated Debt Securities, whether or not the Debt Securities will be secured or unsecured and the terms of any security provided will be specified in the applicable Prospectus Supplement. Holders of secured indebtedness of the Corporation may have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of the Debt Securities and would have a claim that ranks equal with the claim of holders of unsecured Debt Securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by the Corporation in various agreements may restrict incurring additional secured indebtedness, such indebtedness may, subject to certain conditions, be incurred.

Risks Relating to Subscription Receipts

        An investment in Subscription Receipts involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, those described in a Prospectus Supplement applicable to the particular offering of Subscription Receipts as well as any other information included or incorporated by reference in this Prospectus and any Prospectus Supplement.

There is currently no existing trading market for the Subscription Receipts.

        There is currently no market through which the Subscription Receipts may be sold and purchasers of Subscription Receipts may not be able to resell the Subscription Receipts purchased under this Prospectus and the accompanying Prospectus Supplement. There can be no assurance that an active trading market will develop for the Subscription Receipts after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of the Subscription Receipts and the extent of issuer regulation.

        The public offering prices of the Subscription Receipts may be determined by negotiation between the Corporation and underwriters based on several factors and may bear no relationship to the prices at which the Subscription Receipts will trade in the public market subsequent to such offering. See "Plan of Distribution".

LEGAL MATTERS

        Unless otherwise specified in a Prospectus Supplement relating to an offering of Securities, certain matters of Canadian law relating to the validity of the Securities will be passed upon for the Corporation by Torys LLP in Toronto, Ontario. The partners and associates of Torys LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT, REGISTRAR AND TRUSTEE

        The Corporation's auditors are KPMG LLP, an independent public accounting firm, of Toronto, Ontario. KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the U.S. Securities and Exchange Commission.

        The transfer agent and registrar for the Common Shares is CST Trust Company at its principal office in Toronto, Ontario.

        Any transfer agent and registrar for the Subscription Receipts will be identified in the Prospectus Supplement relating to a particular offering of Subscription Receipts.

        Any trustee for the Debt Securities will be identified in the Prospectus Supplement relating to a particular offering of Debt Securities.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

        The following documents have been filed with the Commission as part of the Registration Statement on Form F-10 of which this Prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; the consent of KPMG LLP; the consent of Torys LLP; and powers of attorney.